EXHIBIT 21





                    Subsidiaries of Bridgeport Machines, Inc.




            Bridgeport Machines Limited  (directly wholly owned)

            Bridgeport Machines GmbH  (indirect wholly owned)

            Bridgeport Machines FSC Inc.  (directly wholly owned)

            Bridgeport Machines Vertriebs GmbH  (indirect wholly owned)